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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Varde Partners, Inc.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

--------------------------------------------------------------------------------

     3600 West 80th Street, Suite 425
--------------------------------------------------------------------------------
                                    (Street)

     Minneapolis                        MN                  55431
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     6/9/98
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Anchor Glass Container Corporation ("AGCCP")
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.10 per share       17,949 (1)               I                        (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.10 per share        8,370 (1)               I                        (3)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

                                                                          (Over)
                                                                  SEC 1473(3-99)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Class A Warrants         Immed.     6/18/2008       Common Stock, par        8,805 (1)   $ .01           I             (2)
                                                    value $.10 per share
------------------------------------------------------------------------------------------------------------------------------------
Class C Warrants         Immed.     6/18/2008       Common Stock, par       23,601 (1)   $ .01           I             (2)
                                                    value $.10 per share
------------------------------------------------------------------------------------------------------------------------------------
Series A 10% Cumulative  Immed.       N/A           Common Stock, par      229,783 (1)   $6.00           I             (2)
Convertible Preferred                               value $.10 per share
Stock, par value $.10
per share
------------------------------------------------------------------------------------------------------------------------------------
Class A Warrants         Immed.     6/18/2008       Common Stock, par        4,106 (1)   $ .01           I             (3)
                                                    value $.10 per share
------------------------------------------------------------------------------------------------------------------------------------
Class C Warrants         Immed.     6/18/2008       Common Stock, par       11,007 (1)   $ .01           I             (3)
                                                    value $.10 per share
------------------------------------------------------------------------------------------------------------------------------------
Series A 10% Cumulative  Immed.       N/A           Common Stock, par      107,146 (1)   $6.00           I             (3)
Convertible Preferred                               value $.10 per share
Stock, par value $.10
per share
====================================================================================================================================

Explanation of Responses:

(1) Varde Partners, Inc. is the general partner of Varde Partners, L.P. (the "Partnership"), and, as such, its pecuniary interest in the securities is limited to the Partnership's interest in such securities.
(2)  By The Varde Fund IV-A, L.P.
(3)  By The Varde Fund, L.P.


          /s/ George G. Hicks                               April 16, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
        Name: George G. Hicks
        Title: Vice President


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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